GOLDEN GOLIATH RESOURCES LTD.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated May 12, 2006 with regards to Registration Statement on Form 20-F/A#2 filed on April 19, 2006.

Comment Number	Page	Response
1		The auditors’ report has been changed.

2	21, 22	The disclosure has been revised as requested.

/s/ J. Paul Sorbara
J. Paul Sorbara, President and Director